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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                                (AMENDMENT NO. 1)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              CHECKFREE CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                OPTIONS TO PURCHASE COMMON STOCK, $0.01 PAR VALUE
                         (Title of class of securities)

                                   090181 10 8
                      (CUSIP number of class of securities)

                                 David E. Mangum
              Executive Vice President and Chief Financial Officer
                              CheckFree Corporation
                           4411 East Jones Bridge Road
                             Norcross, Georgia 30092
                            Telephone: (678) 375-3000

       (Name,address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                                   COPIES TO:

                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 227-1953


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
       Transaction Valuation*                 Amount of Filing Fee**
--------------------------------------------------------------------------------
           $119,441,649                               $9,663

--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,454,809 shares of Common Stock of CheckFree Corporation having an aggregate value of $119,441,649 will be exchanged pursuant to this offer.
**  Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A              Filing Party:     N/A
Form or Registration No.:  N/A              Date Filed:       N/A

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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




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         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2003 by CheckFree Corporation. The Schedule TO relates to the offer by CheckFree Corporation to exchange certain outstanding stock options to purchase shares of its common stock on the terms and subject to the conditions described in the Offer to Exchange, dated June 17, 2003, which was filed as Exhibit (a)(1)(A) to the Schedule TO and may be amended or supplemented in the future. This Amendment No. 1 is being filed solely to amend Exhibit (a)(1)(J) which was filed with the Schedule TO.

ITEM 12.  EXHIBITS.

Exhibit Number             Description
--------------             -----------

 (a)(1)(J) Amended Presentation Materials for Educational Meetings with Eligible Optionholders.




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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            CheckFree Corporation



                            By:   /s/ David E. Mangum
                                  --------------------------
                                  David E. Mangum, Executive Vice President and Chief Financial Officer

                                  June 17, 2003



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                                   SCHEDULE TO

                                INDEX OF EXHIBITS

Exhibit Number             Description
--------------             -----------

(a)(1)(J) Amended Presentation Materials for Educational Meetings with Eligible Optionholders.